SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Strategic Investment in Far EasTone Telecommunications Co., Ltd., dated April 29, 2009	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 30, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

STRATEGIC INVESTMENT IN

FAR EASTONE TELECOMMUNICATIONS CO., LTD.

On 29 April 2009, the Company entered into a share subscription agreement with Far EasTone, pursuant to which, the Company will, through a wholly-owned subsidiary, subscribe for 444,341,020 shares in Far EasTone, representing 12% of its enlarged issued share capital. The consideration payable by the Company is approximately NT$17,773.6 million (equivalent to approximately HK$4,076.5 million), representing NT$40.00 (equivalent to approximately HK$9.17) per share in Far EasTone, subject to adjustment under certain circumstances. The Company also entered into a strategic cooperation agreement with Far EasTone on the same day.

STRATEGIC INVESTMENT

The board of directors of China Mobile Limited (the “Company”) is pleased to announce that on 29 April 2009, the Company entered into a share subscription agreement (the “Share Subscription Agreement”) with Far EasTone Telecommunications Co., Ltd. (“Far EasTone”) pursuant to which, the Company agreed to, through a wholly-owned subsidiary, subscribe for 444,341,020 shares in Far EasTone (the “Share Subscription”). Upon completion of the Share Subscription, the Company will hold 12% of the enlarged issued share capital of Far EasTone. The total consideration payable by the Company is approximately NT$17,773.6 million (equivalent to approximately HK$4,076.5 million), representing NT$40.00 (equivalent to approximately HK$9.17) per share in Far EasTone. The consideration may be adjusted. In the event that the volume weighted average price of the Far EasTone shares for the 14 consecutive trading days in Taiwan prior to and including the date when the Company or Far EasTone notifies the other of the proposed completion date in accordance with the Share Subscription Agreement is beyond the range of NT$35.00 to NT$50.00 per Far EasTone share, the Company and Far EasTone will renegotiate and agree a new purchase price per Far EasTone share. Any upward or downward adjustment (if any) shall not be more than NT$5.00 per Far EasTone share. The consideration for the Share Subscription was determined on the basis of arm’s length negotiations between the parties and will be financed using internal resources of the Company and will be paid in cash upon completion. The subscription price per share in Far EasTone of NT$40.00 (without taking into account possible adjustment) represents a premium of 15.3% over the closing price of Far EasTone’s shares on the Taiwan Stock Exchange of NT$34.70 on 28 April 2009.

A-1

Completion of the Share Subscription will be subject to certain conditions including the obtaining of all necessary regulatory approvals. Upon completion of the Share Subscription, Far EasTone will use reasonable endeavours to procure a nominee of the Company be elected as a director of Far EasTone.

On 29 April 2009, the Company also entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”) with Far EasTone. The Strategic Cooperation Agreement will become effective upon the completion of the Share Subscription. Pursuant to the Strategic Cooperation Agreement, the Company and Far EasTone will pursue long term broad-based cooperation for the purpose of their mutual strategic development in a number of areas of their mobile telecommunications businesses including joint purchases, roaming, data and value-added businesses and network and technology advancement.

INFORMATION ABOUT THE COUNTERPARTY

As one of the major mobile telecommunication operators in Taiwan, Far EasTone is dedicated to the convergence of Mobile, Broadband, Media and International Service. Its aim is to provide customers with easy access to a wealth of public and personalized information, and Far EasTone is committed to expand its range of services to offer total solution services comprising mobile communications, information, entertainment and transactions.

To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Far EasTone and its ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

REASONS FOR THE TRANSACTION

The strategic alliance will facilitate the expansion of the Company’s business in Mainland, Hong Kong and Taiwan and help the Company provide more comprehensive services to its customers, which is vitally important for the Company’s future development as cross-strait communication grows. Specifically, through the alliance, the Company believes that it will further expand its range of services by providing enhanced, better customised options to individuals who travel across the strait as well as business enterprises operating in both Mainland and Taiwan. Furthermore, the Company considers that the cooperation will enable the Company to better explore future technological trends in the mobile communications market and accumulate advanced technological and operational expertise in areas such as 3G and next generation technology, since Taiwan is in a more advanced stage of development in both 3G-technology application and value-added data services and both parties are interested in exploring opportunity for cooperation in research and development of communication standards.

A-2

GENERAL

The transaction contemplated under the Share Subscription Agreement does not constitute a notifiable transaction of the Company under the Listing Rules. This announcement is made for information of shareholders and other investors only.

By Order of the Board
China Mobile Limited Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 29 April 2009

This announcement contains translations between Hong Kong dollar and New Taiwan dollar amounts at HK$1.000 = NT$4.360, being the exchange rate prevailing on 28 April 2009. The translations should not be taken as a representation that Hong Kong dollars could actually be converted into New Taiwan dollars at that rate or at all.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

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